Exhibit 99.1

QIWI ANNOUNCES CHANGE TO DIVIDEND RECORD DATE

NICOSIA, CYPRUS – August 16, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) announced today that the record date for its recently declared dividend of 22 cents per share has been changed to August 29, 2016 from the previously announced date of August 17, 2016. The change assures the dividend record date is consistent with NASDAQ notice requirements. The dividend payment date has been changed to August 30, 2016 from the previously announced date of August 18, 2016 accordingly.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.2 million virtual wallets, over 164,000 kiosks and terminals, and enabled merchants to accept over RUB 67 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com